Exhibit 99.1

Dear Evogene Shareholders:

You are cordially invited to attend our 2016 Annual General Meeting of Shareholders, or the Meeting, which will be held at 3:00 p.m. (Israel time) on Wednesday, July 20, 2016, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel. At the meeting, the following proposals will be on the agenda:

1.
The re-election of each of (a) Mr. Martin S. Gerstel, (b) Mr. Ziv Kop, (c) Dr. Adina Makover, (d) Mr. Leon Y. Recanati and (e) Dr. Kinneret Livnat Savitsky (who together constitute the members of our current Board of Directors who have been nominated for an additional term) to serve as a director of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

2.
The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors and/or the audit committee thereof to fix such accounting firm’s annual compensation.

3.
Approval of the payment of a cash bonus to the Company’s President & Chief Executive Officer in respect of 2015 in an amount of $89,310 as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

4.
Approval of the objectives related to, and target amount and potential payment in 2017 of, a cash bonus to the Company’s President & Chief Executive Officer to the extent of his achievement during 2016 of those objectives, in accordance with the Company’s 2016 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2015.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposals (excluding abstentions). The approval of each of Proposals 3 and 4 is also subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal conflict (referred to in the Israeli Companies Law as a personal interest) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

Our board of directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the accompanying proxy statement that we are sending to our shareholders. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and from our website at  http://investors.evogene.com/sec-filings.aspx.  The proxy statement and proxy card are also available on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, and may furthermore be obtained by contacting our company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor and Sassi Masliah, Company Secretary, facsimile number 972-8-9466724, e-mail address: meravs@evogene.com.

Your vote is important to us. If you are unable to attend the Meeting in person, we request that you submit your vote in one of the manners described in the attached proxy statement.

If you vote via a proxy card, if you properly execute it, it will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” Proposals 1(a)-(e) and 2 on the agenda, but will not be voted with respect to Proposals 3 or 4 (due to the special voting requirements related to those proposals).  If you attend the Meeting, you may vote in person and may cancel your proxy.  Detailed proxy voting instructions are provided both in the enclosed proxy statement and on the enclosed proxy card.

By order of the Board of Directors, /s/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board

ii

EVOGENE LTD.

13 Gad Feinstein St.
Park Rehovot P.O.B 2100
Rehovot 7612002, Israel

__________________________

PROXY STATEMENT
_________________________

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2016 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2016 Annual General Meeting of Shareholders that was published by the Company on June 15, 2016. The Meeting will be held at 3:00 p.m. (Israel time) on Wednesday, July 20, 2016, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

This Proxy Statement, the attached cover letter from our Chairman of the Board, and the enclosed proxy card are being distributed to holders of Evogene ordinary shares, par value NIS 0.02 per share, or ordinary shares, on or about June 23, 2016.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, June 20, 2016, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The following proposals are on the agenda for the Meeting:

1.
The re-election of each of (a) Mr. Martin S. Gerstel, (b) Mr. Ziv Kop, (c) Dr. Adina Makover, (d) Mr. Leon Y. Recanati and (e) Dr. Kinneret Livnat Savitsky (who together constitute the members of our current Board of Directors who have been nominated for an additional term) to serve as a director of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

2.
The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors and/or the audit committee thereof to fix such accounting firm’s annual compensation.

3.
Approval of the payment of a cash bonus to our President & Chief Executive Officer in respect of 2015 in an amount of $89,310 as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

4.
Approval of the objectives related to, and target amount and potential payment in 2017 of, a cash bonus to our President & Chief Executive Officer to the extent of his achievement during 2016 of those objectives, in accordance with our 2016 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

In addition, members of our management will be available to review and discuss our financial statements for the year ended December 31, 2015.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all the above proposals.

Quorum

As of the close of business on June 15, 2016, we had 25,441,399 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing 25% of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of each of Proposals 3 and 4 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposals 3 and 4, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on Proposals 3 and 4; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest, and failure to do so disqualifies the shareholder from participating in the vote on either of Proposals 3 or 4. In order to confirm that you lack a conflict of interest in the approval of either such proposal and in order to therefore be counted towards the special majority required for the approval of each such proposal, you must check the box under Items 3A and 4A on the accompanying proxy card when you record your vote on Proposals 3 and 4, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on either such proposal, you should not check the box under Items 3A and/or 4A (as applicable) on the enclosed proxy card and you should not vote on Proposals 3 and/or 4 (as applicable) via the proxy card. Instead, you should contact our Company’s Corporate Secretary at +972-8-9311971 or fax: +972-8-9466724, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 3 and/or 4 (as applicable). In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 3 and/or 4 (as applicable), but will not be counted towards the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you, or a related party of yours, is a controlling shareholder or has a conflict of interest in the approval of either such proposal, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Monday, June 20, 2016, the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 20, 2016, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will also receive proxy cards, which will be used to instruct their banks, brokers or other nominees on how to vote.  Holders of shares in “street name” through a TASE member may also vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (that is, by 3:00 p.m. (Israel time) on Monday, July 18, 2016).

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1(a)-(e) or 2, your shares will be voted in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposals 3 or 4, your proxy will not be voted on those proposals.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name” in the United States, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card).  If no instructions are received by the bank, broker or other nominee from you with respect to Proposals 1(a)-(e), 3 or 4 on or before the date established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the bank, broker or other nominee from you with respect to Proposal 2, it may vote at its discretion on that proposal.

Where a beneficial owner has executed and returned a proxy card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not cast a vote with respect to particular proposals (commonly referred to as a “broker non-vote”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on those particular proposals. Such shares therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on June 20, 2016 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the Record Date (June 20, 2016). Please then deliver or mail (via registered mail) your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

Following recent legislative changes, the Israel Securities Authority has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its MAGNA online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six hours before the time fixed for the Meeting. Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 23, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://investors.evogene.com/sec-filings.aspx. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 15, 2016 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of June 15, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 25,441,399 ordinary shares outstanding as of June 15, 2016.

Unless otherwise noted below, each shareholder’s address, for this purpose, is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

	Shares Beneficially Held
Name of Beneficial Owner	Number	Percentage of Class
Executive Officers and Directors
Ofer Haviv (1)	694,375	2.73%
Ido Dor (2)	55,622	*
Dr. Eyal Emmanuel (3)	116,969	*
Assaf Kacen (4)	196,760	*
Dr. Hagai Karchi (5)	403,410	1.59%
Eran Kosover (6)	38,119	*
Eyal Leibovitz (7)	-	-
Assaf Oron (8)	118,750	*
Martin S. Gerstel (9)	414,006	1.63%
Dr. Michael Anghel (10)	21,875	*
Ziv Kop (11)	6,250	*
Dr. Adina Makover (12)	19,549	*
Akiva Mozes (13)	5,625	*
Leon Y. Recanati (14)	863,860	3.40%
Dr. Simcha Sadan (15)	59,150	*
Dr. Kinneret Livnat Savitsky (16)	14,375	*
All executive officers and directors as a group (16 persons)	3,028,695	11.90%

Principal Shareholders
Entities affiliated with Psagot Investment House Ltd. (17)	2,368,318	9.31%
Monsanto Company (18)	1,636,364	6.43%
Entities affiliated with Waddell & Reed Financial, Inc. (19)	3,220,797	12.66%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (20)	2,127,548	8.36%
Entities affiliated with Harel Insurance, Investments & Financial Services Ltd. (21)	1,444,556	5.68%
Entities affiliates with The Phoenix Holding Ltd. (22)	1,296,561	5.10%
_______________________________
 * Less than 1%.

(1)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(2)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(3)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(4)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(5)	Consists of 90,000 ordinary shares and ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(6)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(7)	No options to purchase ordinary shares will be vested and exercisable within 60 days of June 15, 2016.
(8)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(9)
Consist of 349,006 ordinary shares held by Martin S. Gerstel and by Shomar Corporation, over which Martin S. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power and ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.

(10)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.

(11)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(12)	Consists of 1,424 ordinary shares and ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(13)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(14)	Consists of 838,860 ordinary shares and ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(15)
Consists of 34,150 ordinary shares, held by S.M.B. Ltd., over which Dr. Simcha Sadan possesses voting and investment power and ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.

(16)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of June 15, 2016.
(17)
This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 16, 2016. These ordinary shares are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd., according to the following segmentation: (i) 730,956 ordinary shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.; (ii) 583,523 ordinary shares beneficially owned by Psagot Exchange Traded Notes Ltd.; (iii) 120,742 ordinary shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 11,929 ordinary shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd.); (iv) 927,700 ordinary shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd; and (v) 5,395 ordinary shares beneficially owned by managed savings managed by Psagot Insurance Company Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. The subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. The principal address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(18)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(19)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 12, 2016 by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFSI, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a broker-dealer and subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company, or WRIMCO, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WRF. According to this Schedule 13G/A, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Securities Exchange Act of 1934, or the Exchange Act. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WDR: 3,220,747 (indirect); WRFSI: 1,330,502 (indirect); WRI: E1,330,502 (indirect); WRIMCO: 1,330,502 (direct); and IICO: 1,890,295 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(20)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or Migdal, with the SEC on February 10, 2016. According to this Schedule 13G, 2,127,548 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,113,585 ordinary shares are held by Profit participating life assurance accounts; (ii) 769,547 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 115,035 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Finally, 129,381 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(21)
This information is based upon a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or Harel, with the SEC on January 10, 2016. According to this Schedule 13G/A (i) 1,374,430 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, (ii) 66,653 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 473 ordinary shares are beneficially held for Harel's own account (Nostro account). The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118, Israel.

(22)
This information is based upon a Schedule 13G filed with the SEC on June 9, 2015 jointly by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoneix Holding Ltd. According to this Schedule 13G, 1,296,561ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of the Phoneix Holding Ltd., referred to as the Subsidiaries. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itzhak Sharon (Tshuva) though private companies wholly-owned by him, and the remainder is held by the public. The principal address of the Phoenix Holding Ltd. is 53, Derech Hashalom, Givataim, 53454, Israel.  The address of Itzhak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7, Giborei Israel Street, P.O.B 8464, Netanya, 42504, Israel.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B of our 2015 Annual Report on Form 20-F, which was filed with the SEC on April 25, 2016 (which we refer to as our 2015 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) in, or with respect to 2015. Item 6.C of our 2015 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2015 Form 20-F (which we incorporate by reference herein) to obtain additional information regarding our Board.

PROPOSAL 1

REELECTION OF CURRENT DIRECTORS FOR A ONE-YEAR TERM ENDING AT THE
NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Background

Under our Articles of Association, each member of our Board is subject to election on an annual basis, for a one-year term that concludes at the next annual general meeting of shareholders. Pursuant to those provisions, our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), referred to in this Proposal 1 as the Nominating Committee, has nominated each of (a) Mr. Martin S. Gerstel, (b) Mr. Ziv Kop, (c) Dr. Adina Makover, (d) Mr. Leon Y. Recanati and (e) Dr. Kinneret Livnat Savitsky, each of whom is a current director of our Company, for election for a one-year term, until our 2016 annual general meeting of shareholders, or until their earlier resignation or termination based on applicable law or the provisions of our Articles of Association. Under the Companies Law and our Articles of Association, the reelection of each director requires approval by shareholders present in person or by proxy and holding ordinary shares representing a simple majority (excluding abstentions) of the votes cast and voting thereon at the Meeting.

Each of the five nominees has been determined by our Board to be independent within the meaning of applicable rules under the New York Stock Exchange, or NYSE, Listed Company Manual.  Therefore, to the extent that all of the nominees are re-elected, we will be able to maintain our compliance with the requirement under the NYSE Listed Company Manual that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provides details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for reelection as a director has consented to be named and has agreed to serve as a director, if reelected. Our Nominating Committee recommended to our Board that each such director be nominated to serve for an additional term.

Recent Corporate Governance Developments

As we reported in a Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on May 19, 2016, on May 18, 2016, the Board adopted exemptions recently promulgated under the Companies Law that exempt certain Israeli companies whose shares are traded on certain U.S. stock exchanges from the requirements under the Companies Law to appoint external directors and related requirements as to the composition of the audit and compensation committees of the board of directors. In order to be eligible for these exemptions, we currently comply, and will be required to continue to comply, with the NYSE majority board independence requirement, and the NYSE and SEC audit and compensation committee composition requirements.

 As we furthermore reported in such Form 6-K, the Board also determined on May 18, 2016 that the two then serving external directors of the Company, Dr. Michael Anghel and Dr. Kinneret Livnat Savitsky, shall continue to serve until the expiry of their current three-year term of service on September 17, 2016. Furthermore, because Dr. Livnat Savitsky has been nominated for reelection pursuant to Proposal 1, if she is reelected at the Meeting, her approximate one-year term of service will therefore not begin until September 18, 2016 and will expire at our next annual general meeting of shareholders, upon the due qualification of her successor (which is the same expiration date as for the prospective term of all other nominees under Proposal 1).

The Board service of each of Dr. Simcha Sadan and Akiva Mozes will conclude upon the expiration of their current one-year term at the Meeting, while the service of Dr. Michael Anghel will conclude upon the expiration of his current three-year term on September 17, 2016.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for reelection, which is based upon the records of the Company and information provided to us by the nominees:

(a)
Martin S. Gerstel has served as our chairman of the board of directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel has served as the chairman of Compugen Ltd., a predictive drug discovery and development company, since 1997, other than from February 2009 to February 2010, during which time he served as either chief executive officer or co-chief executive officer, and, in both cases, as a member of the board of directors, chairman of Keddem Bioscience Ltd., a drug discovery company, since 2004, co-founder and co-chairman of Itamar Medical Ltd., a medical device company, since 1997. In addition, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and a board member of Yissum Ltd., the technology transfer company of the Hebrew University, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a B.S. from Yale University and an M.B.A. from Stanford University.

(b)
Ziv Kop has served as a director of our company since January 12, 2014. Mr. Kop also serves as a director of Kamada Ltd (NASDAQ: KMDA), Outbrain Inc. and Outbrain LTD. Mr. Kop has served as chief operating officer of Outbrain Inc. a web-based content discovery platform, from February 2014 to December 2015. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and M.B.A. from Tel Aviv University Law School and Business School, and is a graduate of INSEAD’s Young Managers Program.

(c)
Dr. Adina Makover has served as a director of our company since February 2003. Dr. Makover also serves as a diretor of the following companies: GeneGrafts Ltd., a biotechnology company, since 2006; Spine 21 Ltd., a medical device company, since 2008; EarlySense Ltd., a medical device company, since 2006; PerfAction Technologies Ltd., a medical device company, since 2007; and Kadimastem, a medicine company in the field of stem cell-based therapeutics, since 2013. She has also served as a board observer at Argo Medical Ltd., a medical device company in the rehabilitation field, since 2011. From 2006 to present, Dr. Makover has served as the investment manager of the Life Sciences ventures at ProSeed Venture Capital Fund Ltd. Dr. Makover holds a Ph.D. in Life Sciences earned jointly from the Weizmann Institute of Science and Columbia University, and an M.B.A. from Bar-Ilan University.

(d)
Leon Y. Recanati has served as a director of our company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

(e)
Dr. Kinneret Livnat Savitsky has served as an external director of our company since September 2010. Since 2010, Dr. Savitsky has served as the chief executive officer of BioLineRx Ltd., a drug development company. She also served on its board of directors from 2010 to 2011, and as its Vice President of Research and Development during 2004. From 2005 to 2009, she served as the General Manager of BioLine Innovations Jerusalem Ltd., after having been employed by Compugen Ltd. from 1997 to 2004, where she last served as Vice President of Biology. Dr. Savitsky holds a B.Sc. in Biology from the Hebrew University in Jerusalem, as well as a M.Sc. in Biochemistry and a Ph.D. in Molecular Biology, both from Tel Aviv University, in Israel.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Mr. Martin S. Gerstel be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(b) “RESOLVED, that Mr. Ziv Kop be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(c) “RESOLVED, that Dr. Adina Makover be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until her successor is duly qualified.”

(d) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(e) “RESOLVED, that Dr. Kinneret Livnat Savitsky be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until her successor is duly qualified.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reelection of each of the five directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution electing that director.

Board Recommendation

Our Board unanimously recommends a vote FOR the reelection of each one of the five directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2

REAPPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE
COMPANY’S INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING
DECEMBER 31, 2016

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2015 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2016 and for the additional period until the close of the next annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, be and hereby are reappointed as the Company's independent, external auditors for the year ending December 31, 2016 and the additional period until the next annual general meeting of shareholders, and that the Company’s Board of Directors be, and hereby is, authorized to set the fees to be paid to such auditors, with power of delegation to the audit committee thereof.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors.

PROPOSAL 3

APPROVAL OF PAYMENT OF A CASH BONUS TO MR. OFER HAVIV, OUR
PRESIDENT AND CHIEF EXECUTIVE OFFICER, IN RESPECT OF HIS
PERFORMANCE FOR THE YEAR 2015

Background

Mr. Haviv has served as our President and Chief Executive Officer, or CEO, since late 2004. As President and CEO, Mr. Haviv’s main objective is to execute our Company’s long term corporate strategy to position Evogene as a leader in the underlying science and enabling technology for improving crop productivity and economics for food, feed and fuel.

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Under our Compensation Policy, which was approved by our shareholders at our special general meeting of shareholders in March 2014, our President and CEO, Mr. Ofer Haviv, is entitled to an annual bonus based on his achievement of certain qualitative and quantitative performance goals and objectives.

Mr. Haviv’s main objectives for 2015 included the following:

(1)	Enter into at least 2 new collaboration agreements and maintain existing collaborations.

(2)	Meet specific scientific targets of product divisions.

(3)	Meet diligence requirements under collaboration agreements.

(4)	Meet specific development milestones of Core R&D infrastructure.

(5)	Initiate activity in a new market segment, Ag-Biologicals, by establishing a team and a work-plan for the activity; and evaluating opportunity in this field Ag-Biologicals/Bio-stimulants.

Our compensation and nominating committee (in its role as compensation committee), referred to in this Proposal 3 and in Proposal 4 as the Compensation Committee, and our Board, evaluated, among other factors, the performance, goal achievement, and contribution of Mr. Haviv to our Company during 2015 and determined that Mr. Haviv substantially achieved his foregoing major objectives as President and Chief Executive Officer, as evidenced by the following achievements (which are numbered to correspond to the numbering for the major objectives):

(1)	(a) Signing of a three-year collaboration agreement with BASF for the discovery and development of novel herbicides;

(b) Signing of a multi-year collaboration with a multinational consumer food company. The agreement will utilize advanced breeding methods to improve productivity of a key crop underlying one of the consumer company’s leading branded product lines;

(c) Expanding the Company’s castor activities in Brazil with the signing of a new collaboration agreement with Insolo.

(2)
Establishing a research and development facility in St. Louis, Missouri. The facility is a key component of the Company’s previously disclosed entry into the field of advanced solutions for insect control.

(3)
Incorporation of a comprehensive gene optimization program into the Company’s multi-year collaboration with Monsanto. This follows the identification and validation by Evogene of over one thousand genes that have entered Monsanto’s product development pipeline and represents an important component of Monsanto’s yield and environmental stress research and development program.

(4)	Introduction of a new biology-driven platform for the discovery of novel ag-chemicals, to support the Company’s activities in the area of novel herbicide development.

(5)	(a) The discovery and successful validation in plants of the first set of novel plant targets, representing a key milestone in the Company’s product development program for new chemical herbicides;

(b) Marking a key milestone in the Company’s insect control program with the successful completion of the first computational discovery round for microbial genes with insecticidal properties;

(c) Initiating transformational and validation capabilities for biotechnology soybean with certain knowhow obtained from Syngenta pursuant to an amendment to collaboration agreement between the two companies.

In addition to the above achievements pursuant to Mr. Haviv’s objectives, our Company initiated changes to its organizational structure and accordingly implemented changes in its executive management team, mainly the addition of two officers and changes in title of four existing officers.

After reviewing Mr. Haviv’s performance, achievements  and  contributions to our Company during 2015, our Compensation Committee  and our Board have approved, and recommend that our shareholders also approve, the payment of a cash bonus in an amount of $89,310 in recognition of Mr. Haviv’s achievements in 2015.

In making its recommendation, our Compensation Committee and Board also considered various other factors, as required under the Companies Law and our Compensation Policy, consisting of: (a) Mr. Haviv’s education, skills, expertise, professional experience, and achievements (as detailed above); (b) Mr. Haviv’s position, responsibilities, and previous compensation arrangements; (c) the ratio between Mr. Haviv’s office and employment terms and the salary of other Company employees, in particular the ratio between Mr. Haviv’s salary and the cost of the average and median salaries of such employees; and (d) Mr. Haviv’s contribution to advancing our long term goals.

Our Compensation Committee further reviewed data concerning comparable, peer companies in our industry, the responsibilities and duties performed by Mr. Haviv, and the equity and cash compensation paid to comparably situated chief executive officers.

In calculating Mr. Haviv’s recommended annual cash bonus for 2015, the Compensation Committee utilized the formula set forth in Sections 5.2.1.4 and 5.2.1.5 of our Compensation Policy, based on the Company measures (in determining 80% of the bonus) and an evaluation by our Chairman of the Board as the “supervisor” of Mr. Haviv (in determining 20% of the bonus), as described in Section 5.2.1.2 of the Compensation Policy.

Accordingly, the Board (based on the recommendation of the Compensation Committee) determined that the conditions to granting Mr. Haviv a bonus for 2015 under our Compensation Policy had been met. Consequently, the Board approved (based on the Compensation Committee’s recommendation) payment of a cash bonus of $89,310 to Mr. Haviv in respect of 2015, and recommends that the shareholders approve such cash bonus. The Compensation Committee and the Board believe that such a bonus is fair and reasonable considering Mr. Haviv’s major role in the Company’s performance and achievements in 2015.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

”RESOLVED, that the payment of an $89,310 bonus to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance in 2015, as described in Proposal 3 of the Proxy Statement, dated June 20, 2016, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the cash bonus for our President and Chief Executive Officer requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of non-controlling shareholders who lack a conflict of interest (referred to under the Companies Law as a “personal interest”) in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions); or (ii) the total votes cast in opposition to the proposal by the non-controlling,  non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 3. Please also see that section of this Proxy Statement for instructions as to how to confirm that you lack a conflict of interest in approval of the proposal (by checking the box in Item 3A of the proxy card) and how to vote in the event that you possess a conflict of interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the cash bonus for our President and Chief Executive Officer.

PROPOSAL 4

APPROVAL OF THE OBJECTIVES RELATED TO, AND TARGET AMOUNT AND
POTENTIAL PAYMENT IN 2017 OF, A CASH BONUS TO THE COMPANY’S PRESIDENT
& CHIEF EXECUTIVE OFFICER TO THE EXTENT OF HIS ACHIEVEMENT DURING
2016 OF THOSE OBJECTIVES

Background

Under the Companies Law, as a public Israeli company, we are required to obtain the approval of our Compensation Committee, board of directors and shareholders, in that order, for any arrangements regarding the compensation of our CEO.

Our Compensation Policy provides a framework for grant of cash bonuses pursuant to which our President & CEO is entitled to a bonus in an amount equal to his gross monthly salary (i.e. approximately $19,000, multiplied by six [i.e. approximately $114,000]), if he fully achieves all of his objectives. We refer to that amount as his Target Bonus.

In addition, the Compensation Policy provides that in the event that the CEO over-achieves his objectives, he is entitled to a maximum bonus that shall not exceed 175% of the Target Bonus.

The annual bonus plan for 2016 that has been approved by our Compensation Committee and Board for our President & CEO, Mr. Ofer Haviv, sets the following main objectives with respect to the year 2016:

(1)	Achieve defined objectives with respect to:

(a) milestones under company and joint development product programs; (b) business development for both mature and newer areas of activity, mainly through new collaboration agreements, and (c) further enhancement of the Company’s technology platforms.

(2)	Complete transition to new organizational structure with fully operational business units and supporting corporate structure.

(3)	Continue to pursue expansion opportunities for leveraging capabilities into new activity fields, including new strategic alliances.

(4)	Further broaden long term scientific management and capabilities to maintain technological leadership in all areas of focus.

Each objective detailed above been assigned a differing quantitative and qualitative weight according to which Mr. Haviv’s achievements will be reviewed and assessed at the end of 2016.

Following the approval of our Compensation Committee, our Board resolved, subject to the approval of our shareholders, to approve the proposed cash bonus plan for 2016 for Mr. Haviv, subject to the degree of his achievement of the foregoing objectives, and subject to the limits on an annual bonus plan and the amount of his cash bonus, all as provided for in the Company’s Compensation Policy and as described above.

Shareholders are now being asked to pre-authorize our Board to approve a potential payment to Mr. Haviv of an annual bonus amount for 2016, to be paid in 2017, if the foregoing objectives are achieved and the other requirements set forth in the Company’s Compensation Policy are met, subject to the Target Bonus amount and maximum bonus amount described above.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the objectives related to, and target amount and potential payment in 2017 of, a cash bonus to the Company’s President & Chief Executive Officer to the extent of his achievement during 2016 of those objectives in accordance with the Company’s 2016 annual bonus plan, as described in Proposal 4 of the Proxy Statement, dated June 20, 2016, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the cash bonus for our President and CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions); or (ii) the total votes cast in opposition to the proposal by the non-controlling,  non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 4. Please also see that section of this Proxy Statement for instructions as to how to confirm that you lack a conflict of interest in approval of the proposal (by checking the box in Item 4A of the proxy card) and how to vote in the event that you possess a conflict of interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the bonus plan and potential cash bonus payment for 2016 for our President and Chief Executive Officer.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated balance sheet as of December 31, 2015 and the consolidated statements of income for the period then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2015 comprise a part of the Company’s Annual Report on Form 20-F, which was filed on April 25, 2016 with the SEC, and which is available at the SEC’s website, www.sec.gov,  at the Magna website of the Israel Securities Authority at www.magna.isa.gov.il, and at our Company's website at http://investors.evogene.com/sec-filings.aspx. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of the 2016 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://investors.evogene.com/sec-filings.aspx. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Eyal Leibovitz Mr. Eyal Leibovitz Chief Financial Officer

Dated:  June 20, 2016